BEACHMONKEY, INC.

Unaudited Financial Statements For The Period Ended January 31, 2017

February 17, 2017



Independent Accountant's Review Report

To Management
Beachmonkey, Inc.
Myrtle Beach, SC

I have reviewed the accompanying balance sheet of Beachmonkey, Inc. as of January 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 17, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BEACHMONKEY, INC.
BALANCE SHEET
JANUARY 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	300
TOTAL CURRENT ASSETS		300
TOTAL ASSETS	$	300

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY		
Capital Stock (10,000,000 shares authorized, 6,000,000 issued, no par value)		-
Retained Earnings (Deficit)		300
TOTAL SHAREHOLDERS' EQUITY		300
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	300

Unaudited- See accompanying notes.

BEACHMONKEY, INC.
INCOME STATEMENT
FOR THE PERIOD ENDED JANUARY 31, 2017

Operating Income		
Photo Sponsorship Revenue	$	1,500
Gross Profit		1,500
Operating Expense		
Professional Services		1,200
		1,200
Net Income	$	300

Unaudited- See accompanying notes.

BEACHMONKEY, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JANUARY 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	300
Net Cash Flows From Operating Activities		300
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		300
Cash at End of Period	$	300

Unaudited- See accompanying notes.

BEACHMONKEY, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
JANUARY 31, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Beachmonkey, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company operates an online social media platform built around professional photography of large events, such as festivals and concerts.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, virtual currency balances, and highly liquid investments with maturities of three months or less when purchased. Virtual currencies include Bitcoin and other like assets of the class described by the US Internal Revenue Service as such.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States, Franchise Tax in the State of Delaware and income tax in the State of South Carolina. The Company has not completed its first full year of operation as of January 31, 2017, or submitted any related tax filings.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

BEACHMONKEY, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 17, 2017, the date that the financial statements were available to be issued.